Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

2008 JUL 16 A 3:23

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	3 July 2008	*No of sheets:*	*6*

SUPPL

Current report 40/2008

The Management Board of KGHM Polska Miedź S.A. hereby provides information on Members of the Supervisory Board appointed on 26 June 2008 by the Ordinary General Shareholders' Meeting to the Supervisory Board of the Company for a new term:

Józef Czyczerski (50)

08003803

Education and professional qualifications:

Secondary technical education

Positions held and professional career:

Since 1979 employed in the Rudna Mine of KGHM Polska Miedź S.A. as a mechanical electrician for mining machinery and equipment.

Chairman of the trade union Sekcja Krajowa Górnictwa Rud Miedzi NSZZ Solidarność

Since June 1999 Member of the Supervisory Board of KGHM Polska Miedź S.A. elected by employees

PROCESSED
JUL 17 2008
THOMSON REUTERS

Marcin Dyl (38)

Education and professional qualifications:

Higher – Department of Law and Administration, University of Warsaw, Master's Degree in Law, 1994
Doctor of Law, Department of Law and Administration, University of Warsaw, 2000
Completed the International Institute for Securities Market Development sponsored by the American Securities and Exchange Commission, 1997

Positions held and professional career:

7/16

Exemption number: 82 4639

July 2005 – present	Chamber of Fund and Asset Management, President of the Management Board
October 1995 – present	Department of Law and Administration, University of Warsaw, academic employee – Assistant, since October 2001 - Adjunct
March 1994 – June 2005	Polish Securities and Exchange Commission (previously: Polish Securities Commission), last position held: Director of the Department of Law

Since February 2008 Member of the Supervisory Board of Warsaw Stock Exchange

1999 – 2004 member of the Examination Commission for Investment Advisors

Is the author of numerous publications on the capital market.

Leszek Hajdacki (51)

Education and professional qualifications:

Higher technical – University of Zielona Góra, Strategic management and finance
Graduate of the Polish Open University in Warsaw (Wyższa Szkoła Zarządzania), with a major in Business Management
Post-graduate studies – University of Wrocław, Department of Law, Administration and Economics, Economic and Commercial Law
Exam for candidates for membership on supervisory boards of State Treasury Companies

Positions held and professional career:

Since 1978 employed in the Rudna Mine of KGHM Polska Miedź S.A., starting in the position of wireman, senior specialist for the settlement of electrical energy costs, currently senior inspector for standarisation – deputy for the chief engineer.

Since January 2001 Chairman of the trade union Związek Zawodowy Pracowników Przemysłu Miedziowego in the Rudna Mine.

Since 2002 Member of the Supervisory Board of KGHM Polska Miedź S.A. elected by employees.

Arkadiusz Kawecki (45)

Education and professional qualifications:

Higher – University of Wrocław, Department of Philosophy-History, major Psychology, Specialisation in Labor Psychology, Master's Degree 1989
Wrocław University of Economics, Department of Management and IT, Master's Studies in Management under the Executive Master of Business Administration Program, Master's Degree 1999
Center of Business Privatisation and Finance, Course for candidates for membership on Supervisory Boards, 1997

Positions held and professional career:

2005-present Orbis S.A., Director of Human Resources, Orbis Hotel Group

Exemption number: 82 4639

2005	Work Service, Member of the Management Board
2004-2005	Ciech S.A., Director of Personnel Policy and Organisation
2001-2004	Telekomunikacja Polska S.A., Advisor to the Vice-President of the Management Board, Personnel Director
1999 -2001	Hortex Holding S.A., Member of the Management Board, Executive Director for Personnel Management
1996-1999	KGHM Polska Miedź S A., Director of Personnel Department
1994-1995	ABB Dolmel Driver Ltd, specialist in Employee Adaptation and Development
1992-1994	Private activities, stay in USA
1990-1992	Regional Detention Facility in Wrocław, psychologist

Jacek Kuciński (57)

Education and professional qualifications:

Higher – Jagiellonian University, Department of Physics, 1976
Doctor of Technical Science in electrotechnics (Warsaw University of Technology, Department of Electricity), 1988
Studies in Financial Management (FRR)
Best Practices Participant Training Program (USAID, Washington, USA)
NATO Training for STI Policymakers and Administrators (CIPRE, Budapest, Hungary)
training under the European Structural Funds
Exam for candidates for membership on Supervisory Boards of State Treasury companies

Positions held and professional career

Present	Deputy Director of the National Foresight Program POLSKA 2020 and the Foresight Program „Scenarios for the Development of Technology of Modern Metallic, Ceramic and Composite Materials" in the Institute of Basic Technical Problems of the Polish Academy of Science.
2000 – 2007	Point of contact for European Programs, head of the Relationship Team with the Joint Research Central of the EU
1996 – 2000	The Polish Science Foundation (FNP), head of the Equity Investments Team, member of supervisory boards with participation by the FNP
1995 – 1997	The International Atomic Energy Agency in Vienna, materials expert
1994	PGNiG, consultant on cooperation with Italian firms from the electronics sector and Atomic Energy Institute in Świerk, assistant director for industrial cooperation
1991 – 1993	ANSALDO SpA in Genua (Italy), technical consultant, inventor of an X plazma radiation generator for industrial purposes, subsequently a representative for this company in Poland
1988 – 1991	The International Atomic Energy Agency, stipendium holder, subsequently an academic employee at the Max-Planck-Institute in Munich and the University of Heidelberg (Germany)
1976 – 1988	The Nuclear Research Instutute in Świerk, academic employee

In addition:
member of the international networks ERAWATCH and ETEPS (European Techn.-Economical Policy Suport);
author and co-author of many international research and scientific-technical programs, precursor of the introduction of foresight program in Poland,

founder of the Polish Association of Managers and Administrators of European Projects POLMA, and its president from 2001 to present;
member of Stearing Committees in several international research programs.

Ryszard Kurek (58)

Education and professional qualifications:

Secondary technical education

Positions held and professional career:

Since 1969 employed in KGHM Polska Miedź S.A., Lubin Mine:

April 1981 – present	section foreman;
February 1975 – March 1981	shift foreman;
May 1972 – January 1975	senior miner;
February 1971 – April 1972	miner;
June 1970 – January 1971	junior miner;
September 1969 – June 1970	probationary period.

Since February 1987 Chairman of the trade union Związek Zawodowy Pracowników Przemysłu Miedziowego in the Lubin Mine.

Since 1996 Member of the Supervisory Board of KGHM Polska Miedź S.A. elected by employees

Marek Panfil (36)

Education and professional qualifications:

Higher – Warsaw School of Economics. major Management, 1991-1996
Warsaw School of Economics, Doctor of Economics in Management, 2005
Warsaw School of Economics, Post-Graduate Studies, Managing Company Value, 2001-2002

Positions held and professional career:

since 2006	Head of the Post-Graduate Course titled Methods for valuing capital companies (under the patronage of the Warsaw Stock Exchange).
since 2000	Forum Sp. z o.o. in Poznań, Senior Editor of the guide „Controlling – knowledge and practical tools". Author of many publications from the field of corporate financial management.
1997-2003	Pont Corporation Sp. z o o. (consulting firm), Warsaw, Consultant, Project head
since 1996	Adjunct (previously Assistant) in the Department of Small Business of the Warsaw School of Economics. Specialisation: managing company value, valuing companies and intangible assets, acquiring external sources of financing (of which: private equity), evaluating the profitability of investment projects. Author of many publications in the above-mentioned areas.

Lecturer in the following post-graduate Warsaw School of Economics courses: Managing company value, Methods for valuing capital companies, Property valuation, Financial management, and Capital expenditures and development projects.

In addition:

Nov. – Dec. 2005	Consultant in a project of A.T.Kearney (organisational audit in an assets management firm in Poland)
since 1999	Member of the Scientific Council of the College of Business Studies (Kolegium Nauk o Przedsiębiorstwie)
1999-2005	Co-organiser of twelve editions of the prestigious Post-Graduate Studies titled Managing Company Value

Active trainer/lecturer cooperating with the Institute of International Research, Warsaw Institute of Banking and other centers.
Expert in the Supreme Chamber of Control on reviewing company value with a view towards privatisation (2007)
Author of many awarded publications.

Marek Trawiński (50)

Education and professional qualifications:

Higher – Wrocław University of Technology
European University in Montreux, MBA diploma
Wrocław School of Management, Post-Graduate Studies: finance, accounting, banking
University of Wrocław, Studies in academic–technical translation in English

Positions held and professional career:

2004-2008	MPWiK sp. z o.o. Wrocław, President of the Management Board
2002-2004	Municipal Government Wrocław, Director, Office of Property Management
1999-2001	Energetyka sp. z o.o. Lubin, President of the Management Board
1997-1999	Alstom T&D Protection & Control S A Świebodzice, President of the Management Board
1993-1997	ABB Instal sp. z o.o., President of the Management Board
1991-1993	Dolnośląskie Towarzystwo Gospodarcze - Eastcom Management & Assistance Program, Consultant
1981-1991	Elektromontaż Wrocław, Head of section of large work projects

Since May 2008 Member of the Supervisory Board of Polkomtel S.A.

Marzenna Weresa (45)

Education and professional qualifications:

Higher – Warsaw School of Economics. Master's in Economics, 1988
Warsaw School of Economics, College of Global Economics, doctor of economics, 1995
Warsaw School of Economics, College of Global Economics, doctor habilitatus in economics, 2003

Exemption number: 82 4639

Positions held and professional career:

2005- present	Warsaw School of Economics, Professor in the Institute of Global Economics of SGH, Director of the Institute of Global Economics
2002-2005	Head of the Facility for Research on the German Economy IGŚ SGH,
2001-2005	Vice President of the Management Board of the Warsaw Division of the Polish Economic Society
1999-2000	academic employee in the School of Slavonic and East European Studies, University College London
1997- present	Warsaw School of Economics, College of Global Economics, Head of the Post-Graduate Studies in Foreign Trade
1996-1997	Consultant in the Department of Economics of the Ministry of Foreign Affairs
1996-2004	Warsaw School of Economics, Adjunct
1994-1996	Warsaw School of Economics, Assistant
1989-1994	EDMAR Sp. z o.o. Biała Podlaska, Head of the Office for Foreign Trade, and since 1991 – Vice President of the Management Board

In addition:

2007-present	Member of the Council of the Warsaw Scientific Consortium
2005-2008	Member of a Stearing Committee: project RIS Mazovia,
2006-2007	Member of the Supervisory Board of ZAP Puławy SA
2003-present	head of research teams realising projects including international
2004-present	Expert for the European Commission Joint Research Centre (IRC), Institute for Prospective Technological Studies (IPTS)
2003-present	member of the European Economic Association
2002-present	Associate member of the British Association for Slavonic and East European Studies, United Kingdom
2000-present	member of the Network of Institutes and Schools of Public Administration in Central Europe (NISPAcee), Bratislava, Slovakia

The newly-appointed Members of the Supervisory Board are not engaged in activities outside of KGHM Polska Miedź S.A. which are competitive with the activities of KGHM Polska Miedź S.A. They are not partners in civil or other types of companies which are competitive with KGHM Polska Miedź S.A. They are not members of bodies of capital companies which are competitive with KGHM Polska Miedź S.A. They do not participate in any other legal entities as members of their bodies.

They are not listed in the Register of Insolvent Debtors maintained on the basis of the National Court Register law.

All of the Members of the Supervisory Board of KGHM Polska Miedź S.A. appointed on 26 June 2008 had already served on the Supervisory Board of the Company in the previous term.

Legal basis: § 5 sec. 1 point 22 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 No. 209, item 1744)

WICEPREZES ZARZADU
Maciej Tybura

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

END